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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )(1)

                           National Media Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   636919 10 2
                                 (CUSIP Number)

                                November 18, 1998
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/     /        Rule 13d-1(b)

/  X  /        Rule 13d-1(c)

/     /        Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 636919 10 2


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Technology Leaders II Management L.P. #23-2787138

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)      /   /
                                                                  (b)      / X /
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.       SOLE VOTING POWER                           1,516,428

         6.       SHARED VOTING POWER                         0

         7.       SOLE DISPOSITIVE POWER                      1,516,428

         8.       SHARED DISPOSITIVE POWER                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,516,428

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         /   /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.5%

12.      TYPE OF REPORTING PERSON*

         PN

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Item 1 (a)    NAME OF ISSUER:

National Media Corporation

Item 1 (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

18521 Ventura Boulevard, Suite 570
Encino, CA 91436

Item 2 (a)    NAME OF PERSON FILING:

Technology Leaders II Management L.P.

Item 2 (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

800 The Safeguard Building
435 Devon Park Drive
Wayne, PA 19087-1945

Item 2 (c)    CITIZENSHIP:

Delaware

Item 2 (d)    TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value per share

Item 2 (e)    CUSIP NUMBER:

636919 10 2

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A :

                  (a)      / /      Broker or dealer registered under Section 15
                                    of the Exchange Act;

                  (b)      / /      Bank as defined in Section 3(a)(6) of the
                                    Exchange Act;

                  (c)      / /      Insurance Company as defined in Section
                                    3(a)(19) of the Exchange Act;

                  (d)      / /      Investment Company registered under
                                    Section 8 of the Investment Company Act of
                                    1940;

                  (e)      / /      An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(F);

                  (f)      / /      An employee benefit plan or endowment
                                    fund in accordance with Rule
                                    13d-1(b)(1)(ii)(F);

                  (g)      / /      A parent holding company or control
                                    person in accordance with Rule
                                    13d-1(b)(ii)(G);


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                  (h)      / /      A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act;

                  (i)      / /      A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                  (i)      / /      Group, in accordance with Rule 13d-1(b)(1)
                                    (ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /  X  /

Item 4        OWNERSHIP:

(a)      Amount Beneficially Owned:

         1,516,428 shares (which may be acquired upon exercise of currently exercisable warrants)

 (b)     Percent of Class:

         5.5%

(c) Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote:

                  1,516,428

         (ii) shared power to vote or to direct the vote:

                  0

         (iii) sole power to dispose or to direct the disposition of:

                  1,516,428

         (iv) shared power to dispose or to direct the disposition of:

                  0

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / X /

See Item 9 below. As a result of the dissolution of the group, Jean Tempel, Warren V. Musser, Gary Anderson, Charles Andes, Robert Keith and Ira Lubert own five percent or less of the class. Safeguard Scientifics, Inc. and Safeguard Scientifics (Delaware), Inc., former group members, and Technology Leaders II Management L.P. each continue to retain a 5% or greater ownership. Future filings with respect to transactions in the issuer's securities will be filed by Technology Leaders II Management L.P. in its individual capacity.


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Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:


Not applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9            NOTICE OF DISSOLUTION OF GROUP:

A Schedule 13D was filed by reporting person in January 1995, which filing affirmed the existence of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934. At that time, the following entities and individuals were members of the group: Safeguard Scientifics, Inc., Safeguard Scientifics (Delaware), Inc., Technology Leaders II Management L.P., Jean Tempel, Warren V. Musser, Gary Anderson, Charles Andes, Robert Keith and Ira Lubert. Each such entity or person was considered a member of the group by virtue of having acted together for the purpose of acquiring equity securities of the issuer for investment purposes and agreeing to act in concert to vote their shares of Series B Preferred Stock to elect as a Series B Director one person nominated by Safeguard Scientifics, Inc. and one person nominated by Technology Leaders II Management L.P. The right of the Series B Preferred Stock holders to elect two directors was terminated in 1997. All further filings with respect to transactions in the issuer's securities will be filed, if required, by members of the former group, in their individual capacity.

Item 10  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.

                            TECHNOLOGY LEADERS II MANAGEMENT L.P.

                            By Technology Leaders Management, Inc., its general partner


                            By:      /S/ ROBERT E. KEITH JR.
                                  ----------------------------------------
                                     Robert E. Keith Jr.
                                     President and Chief Executive Officer


Dated: February 11, 1999